UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to article 228 of the Restated Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October (el Texto Refundido de la Ley del Mercado de Valores, aprobado por el Real Decreto Legislativo 4/2015, de 23 de octubre), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following:

Material fact (Hecho relevante)

The meeting of the Board of Directors held on 18 April 2016 resolved to accept the resignation of Mr. José Domínguez Abascal as director, due to personal reasons.

Abengoa’s Board of Directors expresses its gratitude to Mr. José Domínguez Abascal for his multiple contributions and dedication to the works of this Board of Directors during the last months.

Seville, 19 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 19 April, 2016	By:	/s/ Joaquín Fernández de Pierola
Name: Joaquín Fernández de Pierola
Title: CEO